FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")

# 855 - 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2 Date of Material Change

January 22, 2025.

Item 3 News Release

The press release attached as Schedule "A" was released on January 22, 2025 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

January 22, 2025.

Schedule "A"

HIVE Digital Technologies Welcomes Lieutenant General (Ret.) John R. Evans Jr. to Global Strategy Advisory Committee

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 3, 2024 to its short form base shelf prospectus dated September 11, 2024.

Vancouver, British Columbia--(Newsfile Corp. - January 22, 2025) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (referred to as the "Company" or "HIVE"), a global leader in sustainable data center infrastructure, is proud to announce that Lieutenant General (Ret.) John R. Evans Jr. has joined its Global Strategy Advisory Committee.

As data centers increasingly become a national security priority, the formation of this committee marks a significant step forward in HIVE's mission to responsibly expand its global footprint. With green-energy-powered operations spanning nine time zones and conducting business in five languages, General Evans' appointment highlights the Company's commitment to ensuring operations align with the highest standards of security, sustainability, and resilience.

About Lieutenant General (Ret.) John R. Evans, Jr.

As a combat aviator adept at operating in volatile, high-stakes environments, General Evans served 36 years in the U.S. Army with distinction, leading critical military operations during Desert Storm, Iraq, and Afghanistan. His extensive expertise in leadership, crisis management, cybersecurity, and global operations makes him an invaluable addition to HIVE's strategic team.

Throughout his illustrious military career, General Evans earned numerous accolades for his leadership and operational excellence, including the Distinguished Service Medal, Defense Superior Service Medal, Legion of Merit with two oak leaf clusters, and Bronze Star with three oak leaf clusters.

He retired as the commander of U.S. Army North (Fifth Army), where he led approximately 2,000 personnel in executing homeland defense strategies and missile defense initiatives, while addressing emerging threats from adversaries such as Russia over the Arctic region.

Strategic Contributions of Lieutenant General (Ret.) John R. Evans Jr.

1. Strategic Leadership and Global Operational Expertise: As a former commander of complex multinational operations, General Evans will provide critical insights into navigating the complexities of operating across diverse regions and time zones. His ability to prioritize resources, mitigate risks, and execute complex initiatives will help guide the Company's international expansion while maintaining operational excellence.

2. Technological and Cybersecurity Insight: In an increasingly complex and interconnected world, General Evans' extensive experience in working with advanced technologies and safeguarding critical infrastructure will strengthen the Company's cybersecurity resilience. As HIVE accelerates its global expansion, his expertise will be instrumental in strengthening the Company's position as a leader in secure digital infrastructure.

3. Crisis Management and Risk Mitigation: With nearly four decades of experience managing crises in mission-critical environments, General Evans is uniquely positioned to help HIVE identify and mitigate risks related to geopolitical tensions, technological disruptions, and environmental challenges. His guidance will strengthen HIVE's ability to navigate in an ever-evolving global landscape.

4. Geopolitical Awareness and Strategic Partnerships: General Evans' deep understanding of global geopolitical dynamics will empower the Company to navigate complex regulatory environments and capitalize on strategic opportunities across diverse regions. His insights will enhance HIVE's efforts to forge strong international partnerships, reinforcing HIVE's position as a trusted global leader.

5. Commitment to Sustainability: As a strong advocate for sustainable systems during his military career, General Evans aligns with HIVE's mission to expand its data center infrastructure while adhering to environmentally responsible practices. His leadership will help ensure that sustainability remains at the core of the Company's growth strategy.

"General Evans brings unparalleled experience and insight to our team," said Frank Holmes, HIVE's Executive Chairman. "Throughout his career, he demonstrated a unique ability to integrate technology with strategy while maintaining an unwavering commitment to mission success. His leadership skills and strategic acumen will help us navigate the complexities of global expansion while staying true to our core values of sustainability and security."

General Evans commented on joining HIVE's Global Strategy Advisory Committee, "In a world that is increasingly ambiguous and complex, the protection, aggregation, storage and integrity of data will sustain the comparative advantage that is the hallmark of U.S. innovation. The U.S. and our partners must retain our dominance in artificial intelligence and high-performance computing to address the threats of the future and manage market volatility. HIVE Digital Technologies stands at the forefront of this effort and is leading the way in optimizing our global digital infrastructure."

As part of his role on the Company's Global Strategy Advisory committee, General Evans will work with HIVE's leadership team to review and critique strategic plans for growth while ensuring that all initiatives align with best practices in operational efficiency, environmental stewardship, and risk mitigation.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. is a pioneering technology company advancing sustainable blockchain and AI infrastructure powered by green energy. As the first cryptocurrency miner to go public on the TSX Venture Exchange in 2017, HIVE has grown into a global leader in digital asset mining and AI computing. With operations in Canada, Sweden, and soon Paraguay, HIVE continues to innovate while reducing its environmental footprint.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/238050